SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per value
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


          Stephen H. Mayer Grantor Trust dated 10/26/88
                      c/o MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 15, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen H. Mayer Grantor Trust dated 10/26/88
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                      0 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                       0 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                       0 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0

14   TYPE OF REPORTING PERSON*
                                   00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.


Item 1.        Security and Issuer.

               The class of equity securities to which this Statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               (a)  This statement is being filed by the Stephen
                    H. Mayer Grantor Trust dated 10/26/88 (the
                    "Trust").

               (b)  The Trust's business address is care of MEM
                    Company, Inc., Union Street Extension,
                    Northvale, New Jersey 07647.

               (c) The Trust is the beneficial owner of more than 10% of the outstanding MEM Common Stock.

               (d)  The Trust has never been convicted in a
                    criminal proceeding (excluding traffic
                    violations or similar misdemeanors).

               (e) In the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Trust was organized in the United States of America and its provisions are governed by the laws of the State of New York.

Item 3.        Source and Amount of Funds or Other Consideration.

               The shares of MEM Common Stock which were beneficially owned by the Trust were acquired as a gift.

Item 4.        Purposes of Transaction.

               The Trust has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

Item 5.        Interest in Securities of the Issuer.

               (a) As of April 15, 1995, the Trust was not the beneficial owner of any shares of MEM Common
                    Stock.

               (b) The trustees of the Trust are Gay A. Mayer and Elizabeth C. Mayer. Gay A. Mayer is the President, Chief Executive Officer, a Director and Chairman of the Board of the Company. Elizabeth C. Mayer is a Director of the Company and a private investor. The business address of each of the foregoing is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. None of them has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

                    The Trust was established on October 26, 1988 by Stephen H. Mayer for the benefit of Stephen H. Mayer, his spouse and their issue. The Trust acquired all of the MEM Common Stock which it held as a gift from Mr. Mayer. Until his death on January 9, 1990, Mr. Mayer was a trustee of the Trust and had the power to direct the vote and disposition of such shares and to revoke the Trust. The remaining trustees now share such powers, other than the power to revoke the Trust.

               (c)  On April 15, 1996, 413,303 shares of MEM
                    Common Stock were disposed of by the Trust as a distribution to a beneficiary of the Trust.

               (d)  Not Applicable.

               (e) On April 15, 1996, the Trust ceased to be the beneficial owner of more than five percent of the outstanding shares of MEM Common Stock.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

               Except as described in Item 5, the Trust is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.

Signature      After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date:     May 17, 1996

               Signature:     Stephen H. Mayer Grantor Trust

                              By:  /s/ Gay A. Mayer
                                   Gay A. Mayer, Trustee